

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 1, 2009

Guy Saint-Jacques
Deputy Head of Mission to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

> **Re: Export Development Canada**
> **Registration Statement under Schedule B**
> **File No. 333-162531**
> **Filed October 16, 2009**

Dear Mr. Saint-Jacques:

We have reviewed your response letter dated November 18, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 18-K

1. We note your response to comment 3 in our letter dated November 12, 2009. Please provide this information as of a date within 90 days of the effective date of the registration statement.

Closing Comment

Please revise your registration statement in response to our comment. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Robert W. Mullen, Jr. (via facsimile)
       Milbank, Tweed, Hadley & McCloy LLP
       (212) 530-5219